================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   (MARK ONE)
   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

   [   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                          COMMISSION FILE NUMBER 1-9965


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           KEITHLEY INSTRUMENTS, INC.
                                28775 AURORA ROAD
                                SOLON, OHIO 44139

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                           AND SUPPLEMENTAL SCHEDULES
                           --------------------------



                                                                      PAGE
                                                                      ----

Report of independent accountants                                       1

Financial statements:

     Statement of Net Assets Available for
       Plan Benefits, with Fund Information as
       of December 31, 1997 and 1996                                    2

     Statement of Changes in Net Assets Available for
       Plan Benefits, with Fund Information for the
       year ended December 31, 1997                                     3

     Notes to financial statements                                     4-8

Supplemental schedules:

     Schedule of assets held for investment at
       December 31, 1997                                           Schedule I

     Schedule of reportable transactions for
       the year ended December 31, 1997                            Schedule II






NOTE: Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


July 6, 1998

To the Participants and Administrator
    of the Keithley Instruments, Inc.
    Retirement Savings Trust and Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


                                                    KEITHLEY INSTRUMENTS, INC.
                                                 RETIREMENT SAVINGS TRUST AND PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                                                 Schwab U.S.
                                                                                  Treasury
                                                           Schwab Stable        Money Market      Fidelity              Aim
                                        Magic Fund          Value Fund              Fund        Puritan Fund        Charter Fund
                                        ----------          ----------           ----------     ------------        ------------

Investment balance -                   $4,701,890           $     --             $  577,401       $ 2,335,134       $3,519,323
December 31, 1997


Receivables
  Employer                                   --                  3,269                  682             3,335            3,516
  Participants                               --                 17,971                3,449            18,367           19,568

Loans to participants                        --                   --                   --                  -               --
                                       ----------           ----------           ----------       -----------       ----------



Net assets available for Plan          $4,701,890           $   21,240           $  581,532       $ 2,356,836       $3,542,407
benefits - December 31, 1997           ==========           ==========           ==========       ===========       ==========



Investment balance -                   $4,733,651           $     --             $  333,146       $ 1,708,973       $2,620,402
December 31, 1996


Receivables
  Employer                                  6,636                 --                  1,213             5,321            5,927
  Participants                             21,372                 --                  2,245            18,516           22,313

Loans to participants                        --                   --                   --                  -               --
                                       ----------           ----------           ----------       ----------        ----------


Net assets available for Plan          $4,761,659           $     --             $  336,604      $ 1,732,810        $2,648,642
benefits - December 31, 1996         ============           ==========           ==========      ===========        ==========





                                                                               T. Rowe
                                                                                Price         T. Rowe
                                  Twentieth                    Twentieth      Science &      Price New
                                  Century        Fidelity       Century       Technology     Horizons       Scudder
                                Select Fund   Magellan Fund   Growth Fund       Fund           Fund      Global Fund
                                -----------   -------------   -----------    -----------    ----------  -------------


Investment balance -            $3,464,050     $2,820,848     $2,357,923     $1,035,580     $  869,920     $  725,157
December 31, 1997


Receivables
  Employer                           2,439          3,487          2,447          3,214          1,758          1,028
  Participants                      13,044         17,977         12,896         17,700         10,050          5,614

Loans to participants                  --             --             --             --             --             --
                                ----------     ----------     ----------     ----------     ----------     ----------


Net assets available for Plan
benefits - December 31, 1997    $3,479,533     $2,842,312     $2,373,266     $1,056,494     $  881,728     $  731,799
                                ==========     ==========     ==========     ==========     ==========     ==========



Investment balance -
December 31, 1996               $2,643,579     $2,218,430     $1,796,851     $  838,417     $  622,422     $  555,878


Receivables
  Employer                           3,242          6,770          3,381          5,095          4,159          1,768
  Participants                      14,743         24,345         14,955         19,196         13,484          7,093

Loans to participants                  --             --             --             --             --             --
                                ----------     ----------     ----------     ----------     ----------     ----------


Net assets available for Plan
benefits - December 31, 1996    $2,661,564     $2,249,545     $1,815,187     $  862,708     $  640,065     $  564,739
                                ==========     ==========     ==========     ==========     ==========     ==========



                                                                       Personal
                                   Vanguard            Pioneer         Choice
                                     Index             Capital        Retirement
                                   Extended            Growth           Account
                                  Market Fund          A Fund            Fund             Cash            Loan Fund        Total
                                  -----------       -----------      -----------      -----------      -------------    -----------


Investment balance -
December 31, 1997                 $    665,302      $   371,147      $   336,121      $      --        $      --        $23,779,796


Receivables
  Employer                               1,071            1,164             --               --               --             27,410
  Participants                           5,633            6,900             --               --               --            149,169

Loans to participants                     --               --               --               --            168,509          168,509
                                  ------------      -----------      -----------      -----------      -----------      -----------


Net assets available for Plan
benefits - December 31, 1997      $    672,006      $   379,211      $   336,121      $      --        $   168,509      $24,124,884
                                  ============      ===========      ===========      ===========      ===========      ===========



Investment balance -
December 31, 1996                 $    491,168      $   256,670      $      --        $     5,996      $      --        $18,825,583


Receivables
  Employer                               1,548            1,514             --               --               --             46,574
  Participants                           4,737            6,998             --                (91)            --            169,906

Loans to participants                     --               --               --               --            162,503          162,503
                                  ------------      -----------      -----------      -----------      -----------      -----------


Net assets available for Plan
benefits - December 31, 1996      $    497,453      $   265,182      $      --        $     5,905      $   162,503      $19,204,566
                                  ============      ===========      ===========      ===========      ===========      ===========


The accompanying notes are an integral part of these financial statements.



                                                    KEITHLEY INSTRUMENTS, INC.
                                                 RETIREMENT SAVINGS TRUST AND PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION


                                                                                     Schwab U.s.
                                                                                      Treasury
                                                                   Schwab Stable        Money          Fidelity             Aim
                                                  Magic Fund         Value Fund      Market Fund      Puritan Fund     Charter Fund
                                                  ----------       -------------     -----------      ------------     ------------

Net assets available for Plan                    $ 4,761,659       $      --        $   336,604       $ 1,732,810       $ 2,648,642
benefits - January 1, 1997                              --                --               --                --                --

Contributions
  Employer                                            39,248             3,269            7,237            42,908            43,869
  Participants                                       261,843            17,805           42,144           272,110           252,627

Loan activity, net                                    (4,276)              166              (38)            1,667               726

Net appreciation (depreciation)
  in fair value of investments                       299,773              --               --             220,774           304,829
Interest                                                 271              --             17,461              --                 419
Dividends                                               --                --               --             183,029           372,337

Asset-based fees                                     (31,600)             --               (665)           (3,253)           (5,033)
Distributions and withdrawals                       (378,091)             --            (58,118)          (67,053)         (185,826)

Transfers between funds                             (246,937)             --            236,907           (26,156)          109,817
                                                 -----------       -----------      -----------       -----------       -----------

Net assets available for Plan                    $ 4,701,890       $    21,240      $   581,532       $ 2,356,836       $ 3,542,407
benefits - December 31, 1997                     ============        =========       ==========       ============      ===========





                                                                                              T. Rowe
                                                                                               Price            T. Rowe
                                      Twentieth           Fidelity         Twentieth         Science &         Price New
                                       Century            Magellan          Century          Technology         Horizons
                                     Select Fund            Fund          Growth Fund           Fund              Fund
                                     -----------        -----------       -----------       -----------       -----------

Net assets available for Plan
benefits - January 1, 1997           $  2,661,564       $ 2,249,545       $ 1,815,187       $   862,708       $   640,065
                                             --                --                --
Contributions
  Employer                                 28,938            51,521            28,279            42,487            27,468
  Participants                            161,812           304,751           150,576           280,184           200,672

Loan activity, net                          3,057            (3,680)           (3,934)           (5,176)            3,093

Net appreciation (depreciation)
  in fair value of investments            295,075           403,081           186,819           (95,056)           53,534
Interest                                     --                --                 490               489              --
Dividends                                 549,114           179,099           343,772            98,353            21,113

Asset-based fees                           (4,918)           (3,984)           (3,473)           (1,574)           (1,160)
Distributions and withdrawals            (126,033)         (111,480)         (133,204)          (31,739)          (26,353)

Transfers between funds                   (89,076)         (226,541)          (11,246)          (94,182)          (36,704)
                                     ------------       -----------       -----------       -----------       -----------

Net assets available for Plan        $  3,479,533       $ 2,842,312       $ 2,373,266       $ 1,056,494       $   881,728
benefits - December 31, 1997         ============       ===========       ===========       ===========       ===========



                                                                                             Personal
                                                        Vanguard            Pioneer           Choice
                                                         Index              Capital         Retirement
                                     Scudder            Extended            Growth A         Account
                                    Global Fund        Market Fund            Fund             Fund              Cash
                                   ------------       ------------       ------------      ------------     ------------

Net assets available for Plan
benefits - January 1, 1997          $   564,739       $   497,453      $      265,182      $       --       $      5,905

Contributions
  Employer                               12,147            12,537              14,259               925             --
  Participants                           71,975            76,027              92,460             4,294             --

Loan activity, net                       (3,538)            1,230                 935              --               --

Net appreciation (depreciation)
  in fair value of investments          (20,238)           83,605              13,105           (10,947)            --
Interest                                   --                --                  --                --               --
Dividends                               118,747            45,082              37,688              --               --

Asset-based fees                         (1,042)             (886)               (539)             (400)            --
Distributions and withdrawals           (28,750)         (107,102)             (9,834)             --               --

Transfers between funds                  17,759            64,060             (34,045)          342,249           (5,905)
                                    -----------       -----------      --------------      ------------     ------------

Net assets available for Plan       $   731,799       $   672,006      $      379,211      $    336,121     $       --
benefits - December 31, 1997        ===========       ===========      ==============      ============     ============


                                         Loan Fund                 Total
                                       ------------            ------------

Net assets available for Plan
benefits - January 1, 1997             $    162,503            $ 19,204,566

Contributions
  Employer                                     --                   355,092
  Participants                                 --                 2,189,280

Loan activity, net                           18,336                   8,568

Net appreciation (depreciation)
  in fair value of investments                 --                 1,734,354
Interest                                       --                    19,130
Dividends                                      --                 1,948,334

Asset-based fees                               --                   (58,527)
Distributions and withdrawals               (12,330)             (1,275,913)

Transfers between funds                        --                      --
                                       ------------            ------------

Net assets available for Plan          $    168,509            $ 24,124,884
benefits - December 31, 1997           ============            ============





The accompanying notes are an integral part of these financial statements.

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - PLAN DESCRIPTION:
--------------------------

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Participation
     -------------

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the "Company") who have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Administration
     --------------

The Plan is administered by the Company (the "Administrator"). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company is vested with the right to settle claims or debts and to defend any claims arising from the operation of the Plan. The Company's Board of Directors has appointed three individuals to act as trustee of the Plan. Schwab Retirement Services, Inc. (Schwab) and Key Trust Company of Ohio, N.A. act as custodians of the Plan.

     Contributions
     -------------

Participants may elect to contribute up to 15 percent of their compensation and have the option of contributing their profit sharing award, if any, on a before tax basis subject to certain limitations of the Plan. Effective January 1, 1996, it is the Company's policy to match at least $.25 of each dollar contributed, limited to six percent of a participant's compensation during the Plan year. Additionally, it is the Company's policy to match up to a maximum of $.50 of each dollar contributed, limited to six percent of a participant's compensation for the Plan year, based upon the Company's financial performance. For 1997 and 1996, the Company's match was $.25 on each dollar contributed by participants up to six percent of a participant's compensation. The Company has complete discretion to determine its matching contribution, if any, each year.

     Participant Accounts
     --------------------

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant's contributions and earnings thereon (Participant Account) and the other account represents the employer's contributions, made on behalf of the respective participant, and the earnings thereon (Employer

Account). Forfeitures of terminated participants' nonvested account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $5,079 and $7,690 were not allocated to participants' accounts at December 31, 1997 and 1996, respectively.

     Vesting
     -------

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

     Payment Of Benefits
     -------------------

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion, may direct distribution of all or a portion of a participant's account, subject to certain restrictions.

     Loans
     -----

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 1997 and 1996, bear interest rates ranging from 8-11 percent per annum.

     Termination Provisions
     ----------------------

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

     Use Of Estimates
     ----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------------

     Contributions And Benefit Distributions
     ---------------------------------------

Matching contributions from the Company are recognized during the period in which they are earned. Distributions are recognized during the period in which they are paid to a Plan participant.

     Investment Valuation And Income Recognition
     -------------------------------------------

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the revalued cost at the date of sale and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information.

     Administrative Expenses
     -----------------------

Participation fees are paid by the Company. Asset-based fees are paid by the participants.


NOTE 3 - INVESTMENTS:
---------------------

During 1997, 14 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides recordkeeping services. Following is a description of each fund:

MAGIC FUND - The objective of the Managed Guaranteed Investment Contract Fund (MaGIC) is to seek a reasonable level of income together with stability of principal. The fund is invested primarily in a diversified portfolio of insurance company funds and other investment contracts. Such transactions qualify as party in interest. The effective maturity of the fund will be five years or less. The average yield of the MaGIC Fund was 6.5% for the year ended December 31, 1997. Subsequent to December 31, 1997, the MaGIC Fund was closed and the assets were transferred to the Schwab Stable Value Fund.

SCHWAB STABLE VALUE FUND - This fund invests primarily in insurance company guaranteed investment contracts and arrangements commonly known as synthetic investment contracts, and other investments which seek to maintain principal value, protect against market volatility, obtain consistent income return and provide reasonable liquidity. Such transactions qualify as party in interest.

SCHWAB U.S. TREASURY MONEY MARKET FUND - This fund invests solely in United States Treasury notes, bills and other direct obligations of the United States Treasury, backed by the "full faith and credit" of the United States Government. These investments have almost no risk to principal. Such transactions qualify as party in interest.

FIDELITY PURITAN FUND - This fund invests in a diversified array of high-yielding securities; these may be common stocks, preferred stocks and/or bonds. Up to 35% of the fund's assets may be invested in lower-quality, higher-yielding assets. The fund may purchase foreign securities, zero-coupon bonds and indexed securities, and may engage in futures contracts, short sales and swap agreements.

AIM CHARTER FUND - This fund invests a substantial portion of its assets in dividend-paying common stocks. No more than 10% of the fund's stocks may be in securities that are not currently paying dividends. The fund may invest in various short-term debt securities for liquidity or defensive purposes. Investment in foreign securities is limited to 10% of the fund's total assets.

TWENTIETH CENTURY SELECT FUND - This fund generally invests in securities that pay cash dividends or interest, but the securities are chosen primarily for their growth potential. The fund intends to remain fully invested in stocks, regardless of the movement of stock prices.

FIDELITY MAGELLAN FUND - This fund invests primarily in common stocks and convertible securities. Up to 20% of its assets may be invested in debt securities of all types and qualities. The fund invests in domestic and foreign companies. There is no limitation on total foreign investment, but no more than 40% of the fund's assets may be invested in companies operating exclusively in one foreign country.

TWENTIETH CENTURY GROWTH FUND - This fund selects larger company common stocks on the basis of appreciation potential. The fund intends to remain fully invested in stocks at all times.

T. ROWE PRICE SCIENCE & TECHNOLOGY FUND - This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripheral, software, electronics, pharmaceutical and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace.

T. ROWE PRICE NEW HORIZONS FUND - This fund invests primarily in common stocks of small, rapidly growing companies that may benefit from advances in technology, the shift from manufacturing to services in the overall economy, or other such general trends. The fund may invest up to 10% of assets in securities primarily traded outside the United States.

SCUDDER GLOBAL FUND - This fund invests in companies expected to benefit from global economic trends, promising technologies or specific country opportunities. It is expected that investments will be spread broadly around the world, including the United States, in companies of varying sizes. The fund generally invests in the equity securities of established companies listed on foreign securities exchanges.

VANGUARD INDEX EXTENDED MARKET FUND - This fund invests in a statistically selected sample of the stocks included in the Wilshire 4500 Index. This index consists of 4,500 primarily smaller to medium-sized common stocks traded on the NYSE, AMEX or listed on the NASDAQ. These stocks are not included in the S&P 500 Index.

PIONEER CAPITAL GROWTH A FUND - This fund normally invests at least 80% of its assets in common stocks, and may invest in securities with common-stock characteristics, such as convertible bonds and preferred stocks. Securities selected for investment have an underlying value, or potential value that exceeds their current prices. Up to 25% of assets may be invested in foreign securities.

PERSONAL CHOICE RETIREMENT ACCOUNT - This fund provides for self-directed investing whereby each participant may choose to invest in any stock listed on a major U.S. exchange, over 800 mutual funds, bonds and other fixed-income investments, and money market funds.


NOTE 4 - FEDERAL INCOME TAX STATUS:
-----------------------------------

On February 13, 1996, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code.


                                                                                                                      Schedule I
                                                                                                                     Page 1 of 2
                                                    KEITHLEY INSTRUMENTS, INC.
                                                    --------------------------
                                                 RETIREMENT SAVINGS TRUST AND PLAN
                                                 ---------------------------------
                                    SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1997
                                    -----------------------------------------------------------

IDentity of Issue                                 Number of Shares/Units             Historical Cost              Market Value
-----------------                                 ----------------------             ---------------              ------------

*MaGIC Fund                                               382,803                      $ 4,065,244                   $ 4,701,890
*Schwab U.S. Treasury Money Market Fund                   577,401                          577,401                       577,401
Fidelity Puritan Fund                                     120,492                        2,053,138                     2,335,134
Aim Charter Fund                                          285,891                        2,909,216                     3,519,323
Twentieth Century Select Fund                              81,335                        3,316,212                     3,464,050
Fidelity Magellan Fund                                     29,609                        2,425,164                     2,820,848
Twentieth Century Growth Fund                              98,206                        2,203,657                     2,357,923
T. Rowe Price Science & Technology Fund                    37,989                        1,152,664                     1,035,580
T. Rowe Price New Horizons Fund                            37,336                          824,664                       869,920
Scudder Global Fund                                        25,642                          707,982                       725,157
Vanguard Index Extended Market Fund                        21,636                          576,892                       665,302
Pioneer Capital Growth A Fund                              17,682                          362,715                       371,147
Personal Choice Retirement Account:
     Cash and Equivalents                                                                    7,576                         7,576
     Common Stocks:
         At Home Corp. Class A                                200                            4,938                         5,025
         Cypress Semiconductor                                150                            1,335                         1,256
         DSI Toys, Inc.                                       200                              936                           375
         Excel Communications, Inc.                           426                            8,187                         6,177
         IOMega Corp.                                         200                            2,082                         2,487
         *Keithley Instruments, Inc.                       26,188                          234,632                       227,509
         Komag, Inc.                                          100                            1,969                         1,488
         Lilly Eli & Company                                  125                            8,430                         8,703
         Mattson Technology                                   400                            5,122                         2,800
         Networks Associates, Inc.                            125                            4,276                         6,609
         Pairgain Technologies                                250                            4,574                         4,844
         PictureTel Corp.                                     525                            6,345                         3,413
         Spyglass, Inc.                                       100                              962                           494

                                                                                                           Schedule I
                                                                                                          Page 2 of 2
                                                    KEITHLEY INSTRUMENTS, INC.
                                                    --------------------------
                                                 RETIREMENT SAVINGS TRUST AND PLAN
                                                 ---------------------------------
                                    SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1997
                                    -----------------------------------------------------------

                                                                Number of
Identity of Issue                                             Shares/Units      Historical Cost       Market Value
-----------------                                             ------------      ---------------       ------------

         Xircom, Inc.                                                 200               2,102               2,013
         Zoom Telephonics, Inc.                                       200               1,734               1,350
                                                                                  -----------         -----------

         Total Common Stocks                                                          287,624             274,543
                                                                                  -----------         -----------

     Mutual Funds:
         O'Shaughnessy Cornerston                                   1,515              22,118              17,318
         Robertston Stephens Contrarian A                           3,160              53,847              36,684
                                                                                  -----------         -----------

         Total Mutual Funds                                                            75,965              54,002
                                                                                  -----------         -----------

Total Personal Choice Retirement Account                                              371,165             336,121
                                                                                  -----------         -----------

Participant Loans, interest rates from 8 to 11% per annum
                                                                                      168,509             168,509
                                                                                  -----------         -----------


                                                                                  $21,714,623         $23,948,305
                                                                                  ===========         ===========

(*) Denotes an allowable party in interest.



                                                                                                                      Schedule II
                                                    KEITHLEY INSTRUMENTS, INC.
                                                    --------------------------
                                                 RETIREMENT SAVINGS TRUST AND PLAN
                                                 ---------------------------------
                                                SCHEDULE OF REPORTABLE TRANSACTIONS
                                                -----------------------------------
                                               FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------


Identity of party involved and               Total Number              Total Dollar               Cost of
      description of assets                 of Transactions          Amount of Sales            assets sold             Net Gain
-----------------------------------         ---------------          ---------------            -----------             --------
Sale:
     *MaGIC Fund
      Common collective trust                   103                      $1,281,720              $1,150,866              $130,854



Reportable transactions represent individual or series of transactions in excess of 5% of Plan assets as of the beginning of the
Plan year.
(*) Denotes an allowable party in interest.


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       KEITHLEY INSTRUMENTS, INC.
                                       RETIREMENT SAVINGS TRUST AND PLAN
                                                (Name of Plan)


Date:  July 13, 1998                   /s/ Mark J. Plush
                                       -----------------------------------------
                                       Mark J. Plush
                                       Controller of Keithley Instruments, Inc.
                                       and Plan Trustee